SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)1

                             Everlast Worldwide Inc.
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                                (Name of issuer)

                           COMMON STOCK .002 par value
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                         (Title of class of securities)

                                   300 355 104
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                                 (CUSIP number)

                             STANLEY C. LESSER, ESQ.
                                LESSER & HARRISON
                              Two West 45th Street
                            New York, New York 10036
                                 (212) 840-3288
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 24, 2000
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sen
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     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 300 355 104               13D          Page 2 of 6 pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        Ben Nadorf
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)
                                                                         (b)
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS
                   00
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               |_|
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     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     United States
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 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    455,900 (1)shares
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                455,900 (1) shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     455,900 (1) shares
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                              |_|
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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     15 %
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     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

(1)Includes 1400 shares held by Mr. Nadorf's wife and son as joint tenants and for which Mr. Nadorf disclaims any beneficial ownership.

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CUSIP No. 300 355 104               13D          Page 3 of 6 pages
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         The  following  constitutes  the Schedule 13D filed by the  undersigned
(the "Schedule 13D").


Item 1.           Security and Issuer.

                  This Statement relates to Common Stock, $0.002 par value per share ("Common Stock"), of Everlast Worldwide Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1350 Broadway, Suite 2300, New York, NY 10018.


Item 2.           Identity and Background.

                  (a) This statement is filed by Ben Nadorf (the "Reporting Person").

                  (b) The principal business address of the Reporting Person is 750 East 132nd Street, Bronx, NY 10454.

                  (c) The principal occupation of the Reporting Person is President of Active Apparel New Corp., a subsidiary of the Issuer. The principal business is the manufacture of sporting goods and equipment. The Reporting Person is also a Director of the Issuer.

                  (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The Reporting Person is a citizen of the United States of America.





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CUSIP No. 300 355 104               13D          Page 4 of 6 pages
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Item 3.           Source and Amount of Funds or Other Consideration.

                  On October 24, 2000, the Reporting Person exchanged all of the shares of common stock, no par value, of Everlast Holding Corp. owned by him, for 455,900 shares of Common Stock and 40,500 shares of Redeemable Preferred Stock of Issuer, and other consideration, in a tax-free exchange transaction.


Item 4.           Purpose of Transaction.

                  The Reporting Person acquired the shares of Common Stock for investment purposes. The Reporting Person has no present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs
(a) - (c) of Item 4 of Schedule 13D.

                  With respect to subparagraph (d), the Reporting Person, discloses that he is a director of Issuer (As of October 24, 2000) and that as a 90% holder of Redeemable Preferred Stock, he has the right to elect two directors.

                  The Reporting Person has no present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (e) -
(j) of Item 4 of Schedule 13D.


Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Common Stock reported to be owned by the Reporting Person is based upon the aggregate of 2,492,581 shares outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2000 and 505,000 shares issued on October 24, 2000.

                  As of the close of business on October 31, 2000, the Reporting
Person   beneficially   owns  455,900  shares  of  Common  Stock,   constituting
approximately 15% of the shares outstanding.

                  (b) The Reporting Person has the sole power to vote and dispose of the shares reported in this Schedule 13D.

                  (c) The following table sets forth a description of all transactions in shares of Common Stock of the Issuer by the Reporting Person effected in the last sixty days:



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CUSIP No. 300 355 104               13D          Page 5 of 6 pages
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                                    Number of
        Acquisition                  Shares
            Date                    Acquired                     Purchase Price
            ----                    --------                     --------------
          10/24/00                   454,500                   (A)reorganization


                  (d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

                  (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  There are no contracts, arrangements or understandings between the Reporting Person and any other Person with respect to the securities of the Issuer.


Item 7.           Material to be Filed as Exhibits

                  None.



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CUSIP No. 300 355 104               13D          Page 6 of 6 pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: November 1, 2000                     /s/ Ben Nadorf
                                            ------------------------------------
                                            Ben Nadorf